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                            [LIME ENERGY LETTERHEAD]



                                  May 12, 2008


Jay Webb, Reviewing Accountant
Division of Corporate Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:  LIME ENERGY CO. (THE "COMPANY")
              FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
              FILE NO. 001-16265

Dear Mr. Webb:

                  In connection with your review of the above referenced filing, in response to your letter dated April 23, 2008, the Company would like to acknowledge the following:

              - The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

              - Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

              - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please feel free to contact me or our attorney, Todd Arkebauer, at
(312) 207-6453, if you have any further questions or comments.


                                           Very truly yours,

                                           /s/ Jeffrey R. Mistarz
                                           ----------------------------
                                           Jeffrey R. Mistarz
                                           Chief Financial Officer


cc:  J. Todd Arkebauer, Esq.